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                            March 15, 2024

       Lynn J. Good
       Chief Executive Officer
       Duke Energy Progress, LLC
       411 Fayetteville Street
       Raleigh, North Carolina 27601

                                                        Re: Duke Energy
Progress, LLC
                                                            Duke Energy
Progress SC Storm Funding LLC
                                                            Amendment No. 1 to
Registration Statement on Form SF-1
                                                            Filed March 8, 2024
                                                            File Nos.
333-276553 and 333-276553-01

       Dear Lynn J. Good:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 8, 2024 letter.

       Amendment No. 1 to Registration Statement on Form SF-1

       Prospectus Summary
       The depositor, sponsor, seller and initial servicer of the bonds, page 8

   1. We note your revisions in response to prior comment 3. Specifically, we note your disclosure here and
under "The Servicing Agreement   Servicing Compensation" on page
                                                        112 of your prospectus
that Duke Energy Progress will be entitled to receive
                                                        reimbursement for
"reasonable" out-of-pocket expenses. However, the qualifier
                                                        "reasonable" does not
appear in the description of servicing compensation in Section 6.06 of the Servicing
Agreement. Please reconcile these statements in your prospectus with
                                                        Section 6.06 of the
Servicing Agreement.
 Lynn J. Good
FirstName  LastNameLynn
Duke Energy  Progress, LLCJ. Good
Comapany
March      NameDuke Energy Progress, LLC
       15, 2024
March2 15, 2024 Page 2
Page
FirstName LastName
Issuance of additional storm recovery bonds by us, page 17

2. We note your disclosure in the prospectus summary that you may not issue additional storm recovery bonds unless Duke Energy Progress requests and receives another financing order from the Public Service Commission of South Carolina ("PSCSC").
         However, the operative provision in Section 3.22(b)(i) of the Indenture and the corresponding disclosure under "Description of the Storm Recovery
Bonds   Conditions
         of Issuance of Additional Storm Recovery Bonds and Acquisition of Additional Storm
         Recovery Property" on page 71 of your prospectus indicate that Duke Energy Progress may have existing authority under the Financing Order to issue additional storm recovery bonds. Please revise your disclosure and transaction agreements as appropriate to clarify whether Duke Energy Progress has existing authority under the Financing Order to issue additional storm recovery bonds.
Description of the Storm Recovery Bonds
Allocations as Between Series, page 72

3. We note your response to prior comment 5 and your newly-added disclosure here and
         under "DEP's Financing Order   Storm Recovery Charges" on page 49 of
your prospectus
         describing DEP's current process for allocating partial payments, which states that "cash collections are first applied to billed deposits, then to installment payments (if existing), then to past due charges, then to current month charges, and finally to late payment fees."
         Please explain to us how this description of a sequential allocation of partial payments is consistent with the preceding statement that partial payments will be allocated
         "ratably among the storm recovery charge, other similar securitization charges and DEP's other billed amounts" and with the ratable allocation of partial payments described in
         Section 6(e) of Exhibit A to the Servicing Agreement. Please also make any necessary revisions to your prospectus to clarify how partial payments will be allocated.
Security for the Storm Recovery Bonds
How Funds in the Collection Account Will be Allocated, page 93

4. We note that, according to the description on page 93 of your prospectus, the servicing fee is payable in the second step of the priority of payments, whereas other operating expenses including "certain reimbursable costs of the servicer under the servicing agreement" are payable in the fourth step of the priority of payments. However, the definition of the term "Servicing Fee" in Section 6.06 of the Servicing Agreement appears to include both the percentage-based fee and reimbursable expenses of the servicer. Please revise your disclosure to clarify whether reimbursable expenses of the servicer are paid in the second step of the priority of payments (as part of the servicing fee) or in the fourth
         step (as part of other operating expenses).
 Lynn J. Good
FirstName  LastNameLynn
Duke Energy  Progress, LLCJ. Good
Comapany
March      NameDuke Energy Progress, LLC
       15, 2024
March3 15, 2024 Page 3
Page
FirstName LastName
The Servicing Agreement
Rights Upon a Servicer Default, page 117

5. We note your disclosure that the indenture trustee may not give a termination notice to the servicer unless the rating agency condition and the PSCSC condition are satisfied. This statement appears to be inconsistent with the operative provision in
Section 7.01 of the
         Servicing Agreement, which provides that "the Indenture Trustee shall, upon receiving the written instruction of Holders evidencing a majority of the Outstanding Amount of the
         Storm Recovery Bonds or by the Commission, subject to the terms of the Intercreditor
         Agreement, and providing notice in writing to the Servicer (and to the Commission if such
         instructions are given by the Holders) (a    Termination Notice   ),
terminate all the rights
         and obligations . . . of the Servicer under this Servicing Agreement and under the
         Intercreditor Agreement; provided, however the Indenture Trustee shall not give a
         Termination Notice upon instruction of the Commission unless the Rating Agency
         Condition is satisfied." Please reconcile this statement in your prospectus with Section
         7.01 of the Servicing Agreement.
Exhibits
Exhibit 10.1 - Form of Storm Recovery Property Servicing Agreement, page 24

6. Section 7.03 of the Servicing Agreement provides that "[t]he Indenture Trustee, with the written consent of the Holders evidencing a majority of the Outstanding Amount of the
         Storm Recovery Bonds, and with respect to a waiver of a default by the servicer under
         Section 7.01(a) and (c) hereto, with the consent of the Commission pursuant to Section
         8.01(c) hereto, may waive in writing any default by the Servicer in the performance of its obligations hereunder and its consequences, except a default in making any required deposits to the Collection Account in accordance with this Servicing Agreement." This provision appears to be internally inconsistent as it suggests that a servicer default under
         Section 7.01(a) may be waived with the consent of the requisite holders and the PSCSC, but also states that the waiver provision does not apply in the case of a default in making any required deposits to the Collection Account (which appears to refer to a servicer default under Section 7.01(a)). Please revise the Servicing Agreement as appropriate to resolve this apparent inconsistency, and make any necessary conforming revisions to your disclosure regarding waiver of past defaults.
       Please contact Brandon Figg at 202-551-3260 or Benjamin Meeks at 202-551-7146 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Structured Finance